

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 14, 2008

Mr. John E. Simmons
Chief Financial Officer
Farmer Bros. Co.
20333 South Normandie Avenue
Torrance, CA 90502

> **Re:** **Farmer Bros. Co.**
> **Form 10-K for Fiscal Year Ended June 30, 2007**
> **Filed September 13, 2007**
> **Response Letter Dated March 12, 2008**
> **Response Letter Dated April 2, 2008**
> **File No. 000-01375**

Dear Mr. Simmons:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2007

Results of Operations, page 15

1.   In reference to our prior comment number five, please clarify whether or not your future filings will provide a discussion and analysis of the extent to which material changes in net sales are attributable to changes in prices or changes in volume of goods being sold, or to a change in the nature of your products.

Fiscal Years Ended June 30 2007 and 2006 – Comparative Information, page 16

2.   In regards to our prior comment number six, please tell us the total amount of expense recognized in each of the last three fiscal years in relation to your provision of coffee brewing equipment, including expenses for servicing and repair.

Based upon the facts and circumstances of your sales agreements or historical industry practice, please tell us whether your provision of coffee brewing equipment is within the scope of either EITF 01-09 "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" or EITF 00-21 "Revenue Arrangements with Multiple Deliverables". Please tell us the summary basis for your conclusion by application of paragraphs 1 thru 7 of EITF 01-09 and paragraphs 2 thru 4 of EITF 00-21.

Please tell us whether you have considered inventorying the coffee brewing equipment and deferring expense recognition until such items are furnished to customers. Also, please also tell us why the related expenses are best represented as selling expenses excluded from gross profit, as opposed to costs of goods sold included within the measure of gross profit. Please reference the relevant accounting literature to the extent it will aid you in your response.

Consolidated Statements of Stockholders' Equity, page 23

3.   In relation to our prior comment number 10, it appears your disclosure of the tax effect of certain components of other comprehensive income is limited to your disclosure of the impact of adopting FAS 158, must be derived from other amounts disclosed, and does not cover all financial statement periods presented. In future filings please expand your disclosure to include the tax effects attributable to each component and classification within other comprehensive income as prescribed by paragraphs 24 and 25 of FAS 130. Refer to Appendix B of FAS 130 for illustrative examples of the alternative formats for disclosing the tax effects related to the components of other comprehensive. In your response to this comment, please elaborate on how you intend to satisfy these disclosure requirements in your future filings.

4.   In relation to our prior comment number 11, please retrospectively exclude the effect of adopting FAS 158 from comprehensive income (loss) in all future filings in which the period of adoption is presented. In your next quarterly and annual filings please include explanatory disclosures of the nature and effect of the

change. Please provide us with a sample of your proposed additional disclosure which you plan to include in your next quarterly and annual filings.

Acquisition of Coffee Bean International, Inc., page 24

5.   We note your response to our prior comment number 13 in which you state your consideration of the tests for Regulation S-X Rule 3-05 as a basis for your exclusion of the pro forma information prescribed by paragraphs 54 and 55 of FAS 141. Please note that pro forma information prescribed by paragraphs 54 and 55 of FAS 141 is a requirement of that statement, as issued by the FASB, and does not contemplate SEC rules as a basis for applicability. Please expand your disclosure to include the pro forma information prescribed by paragraphs 54 and 55 of FAS 141 or tell us why you believe the disclosure should not be included.

Response Letters Dated March 12, 2008 and April 2, 2008

6.   We note your response letters did not contain certain representations we requested in our prior letter. In responding to this letter, please provide, in writing, a statement from the company acknowledging the following:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief